FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-38699

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

71 Robinson Road

#04-03

Singapore 068895

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.

Form 20-F ☒   Form 40-F ☐

Change in Registrant’s Certifying Accountant

The audit and risk committee (the “Audit Committee”) of the board of directors of Studio City International Holdings Limited (the “Company”) conducted a review process to consider the selection of the Company’s independent registered public accounting firm for the audits of the Company’s consolidated financial statements and internal control over financial reporting as of and for the fiscal year ending December 31, 2024 to be filed with the U.S. Securities and Exchange Commission (“SEC”).

On June 7, 2024, the board of directors of the Company approved the appointment of Deloitte & Touche LLP, located in Singapore (“Deloitte”) and dismissed Ernst & Young LLP (“EY SG”) as the Company’s independent registered public accounting firm for the audits of the Company’s consolidated financial statements and internal control over financial reporting to be filed with the SEC, effective on June 7, 2024. The change of the Company’s independent registered public accounting firm was recommended by the Audit Committee and made after a review process conducted by the Audit Committee. In addition, Deloitte will also replace EY SG as the independent auditors of Studio City Finance Limited and Studio City Investments Limited, including with respect to filings to be made with the Singapore Stock Exchange. The replacement of the local affiliates of EY SG with local affiliates of Deloitte as the independent auditors of certain of the Company’s subsidiaries are subject to approval from relevant local regulatory authorities.

EY SG’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2023 and 2022, and in the subsequent interim period ended June 6, 2024, there has been no disagreement (as defined in Item 16F(a)(1)(iv) to Form 20-F and the related instructions thereto) with EY SG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY SG, would have caused them to make reference to the subject matter of the disagreements in their reports on the consolidated financial statements for such years, and no “reportable events” occurred (as set forth in Item 16F(a)(1)(v) of Form 20-F).

During each of the years ended December 31, 2023 and 2022, and the subsequent interim period ended June 6, 2024, neither the Company nor anyone on behalf of the Company has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issues, (ii) any matter that was the subject of disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

The Company has provided EY SG with a copy of the disclosures contained in this Form 6-K, and has requested EY SG to furnish the Company with a letter addressed to the SEC stating whether EY SG agrees with the statements made by the Company in this Form 6-K and, if not, stating the respects in which it does not agree. A copy of such letter from EY SG, dated June 7, 2024, is filed as Exhibit 16.1 to this Form 6-K.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

Form 6–K

Signature	4

Exhibit 16.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STUDIO CITY INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Geoffrey Davis

Name:	Geoffrey Davis, CFA
Title:	Chief Financial Officer

Date: June 7, 2024

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 16.1	Letter from Ernst & Young LLP, Singapore

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